FOR IMMEDIATE RELEASE

Bright Minds Biosciences to Present at Jefferies Global Healthcare Conference

New York City –  May 26, 2026 – Bright Minds Biosciences, Inc. (“Bright Minds,” “BMB” or the “Company”) (NASDAQ: DRUG), a pioneering company focused on developing highly selective 5-HT2 agonists for the treatment of drug-resistant epilepsy, Prader-Willi Syndrome, depression, and other central nervous system (CNS) disorders, today announced that the Company will present at the Jefferies Global Healthcare Conference as follows:

DATE: Wednesday, June 3, 2026

TIME: 4:20PM EDT

WEBCAST:https://event.summitcast.com/view/NgCqua4VVQjq9ibVWHVWca/bvVWVgeHmHjUbuFuDEjCS8

The live and archived webcast will be accessible from the Company’s website at https://brightmindsbio.com/investors/ under Events and Presentation. The replay of the webcast will be accessible for 30 days.

Bright Minds further releases that the Company has granted stock options (the “Options”) to certain directors, officers and consultants of the Company to purchase an aggregate of 109,000 common shares in the capital of the Company (the “Shares”) pursuant to the Company's share option plan. The Options are exercisable at a price of US$83.40 per Share for a period of five (5) years from the date of grant. The Options vest in four (4) equal annual instalments of 25% each, commencing on the first anniversary of the date of grant.

About Bright Minds Biosciences

Bright Minds is a biotechnology company developing innovative treatments for patients with neurological and psychiatric disorders. Our pipeline includes novel compounds targeting key receptors in the brain to address conditions with high unmet medical need, including epilepsy, Prader-Willi Syndrome, depression, and other CNS disorders. Bright Minds is focused on delivering breakthrough therapies that can transform patients' lives.

Bright Minds has developed a unique platform of highly selective serotonergic agonists exhibiting selectivity at different serotonergic receptors. This has provided a rich portfolio of NCE programs within neurology and psychiatry.

Contact Information

Investor Relations

Lisa M. Wilson

T: 212-452-2793

E: lwilson@insitecony.com

Alex Vasilkevich

Chief Operating Officer

Bright Minds Biosciences Inc.

T: 414-731-6422

E: alex@brightmindsbio.com